SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

30 April 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034028

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 13 2002 WASH, D.C. 165 SECTION

Dear Sirs

Roly International Holdings Ltd.

- Substantial increase in price and trading volume on the Exchange and Bloomberg reports
- Notice Of Changes In Substantial Shareholder's Interests: Arisaig Partners (Mauritius) Ltd - Arisaig Greater China Fund
- Notice Of Changes In Substantial Shareholder's Interests: Arisaig Partners (BVI) Ltd - Arisaig Asean Fund sold 19,544,000
- Notice Of Changes In Substantial Shareholder's Interests: Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund purchased 19,544,000
- ANNOUNCEMENT - INITIAL PUBLIC OFFERING OF THE SHARES OF LINMARK GROUP LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 24, 25 and 28 April 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

ROLY INTERNATIONAL HOLDINGS LTD

ANNOUNCEMENT - INITIAL PUBLIC OFFERING OF THE SHARES OF LINMARK GROUP LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

At a special general meeting ("SGM") held on 19 April 2002, the shareholders of Roly International Holdings Ltd. ("Roly International") approved a proposal for an initial public offering ("IPO") of the shares of its wholly-owned subsidiary, Linmark Group Limited ("Linmark"), and the listing of Linmark on the Main Board of The Stock Exchange of Hong Kong Limited.

The directors of Roly International wish to announce that the fully-underwritten IPO will be launched in Hong Kong on 30 April 2002. The prospectus of Linmark, setting out, *inter alia*, details of the issue size and issue price of the IPO will be made available in Hong Kong on the same day.

The structure of the IPO will be as follows:

(1) By Way of Placing

- 109,200,000 new ordinary shares of US$0.02 each in the share capital of Linmark ("Linmark Shares") (subject to the over-allotment option ("Over-allotment Option") granted by Linmark to cover over-allocations in the placing comprised in the IPO) will be issued at an offer price of HK$1.68 for each new Linmark Share; and

- 31,200,000 Linmark Shares will be offered by RGS Holdings Limited ("Linmark Sale Shares"), a wholly-owned subsidiary of Roly International, at an offer price of HK$1.68 for each Linmark Sale Share.

(2) By Way of Public Offer

- 15,600,000 new Linmark Shares will be issued at an offer price of HK$1.68 for each new Linmark Share.

The Over-allotment Option is in respect of an aggregate of up to 23,400,000 new Linmark Shares.

Following completion of the IPO, Roly International's effective shareholding interest in Linmark will be diluted from 100 per cent. to 75.0 per cent. (assuming that the Over-allotment Option is not exercised) or approximately 72.3 per cent. (assuming that the Over-allotment Option is exercised in full).

The net proceeds to be received by Linmark from the issue of the new Linmark Shares pursuant to the IPO is approximately HK$188.8 million. The net proceeds to be received by Roly International (through RGS Holdings Limited) from the sale of the Linmark Sale Shares is approximately HK$50.0 million.

The Linmark Shares are expected to commence trading on the Main Board of The Stock Exchange of Hong Kong Limited on 10 May 2002.

This announcement does not constitute an offer or invitation to subscribe for or purchase any shares or securities.

~ ENDS ~

About Roly International

Listed on the Main Board of the Singapore Exchange, the Roly International Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home décor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the Financial Year ended 30 April 2001, the Group's operating profit before tax and exceptional items (EBITDA) rose 18.8% to US$14.4 million (S$26.1 million) on the back of turnover of its continuing operations of US$153.6 million (S$278.3 million), an increase of 18.3%.

About Linmark Group

The Linmark Group is principally engaged in the sourcing business and the business of providing supply chain management solutions to retail chain operators, brands, wholesalers, mail order houses and department stores in various countries. It specializes in sourcing a wide range of softgoods and hardgoods for its customers.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 29/04/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (Mauritius) Ltd Arisaig Greater China Fund
Date of notice to company:	25/04/2002
Date of change of interest:	29/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	(Note)

Shares held in the name of registered holder

No. of shares of the change:	0
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	N/A
No. of shares held before change:	19,544,000
% of issued share capital:	4.96
No. of shares held after change:	19,544,000
% of issued share capital:	4.96

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	19,544,000
% of issued share capital:	0	4.96
No. of shares held after change:	0	19,544,000
% of issued share capital:	0	4.96
Total shares:	0	19,544,000

Note: The Fund Manager of Arisaig Greater China Fund is Arisaig Partners (Mauritius) Ltd instead of Arisaig Partners (BVI) Ltd as reported previously.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 25/04/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asean Fund
Date of notice to company:	25/04/2002
Date of change of interest:	24/04/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	19,544,000
% of issued share capital:	4.96
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$0.4502
No. of shares held before change:	19,544,000
% of issued share capital:	4.96
No. of shares held after change:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	19,544,000
% of issued share capital:	0	4.96
No. of shares held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 25/04/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	25/04/2002
Date of change of interest:	24/04/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	19,544,000
% of issued share capital:	4.96
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$0.4502
No. of shares held before change:	0
% of issued share capital:	0
No. of shares held after change:	19,544,000
% of issued share capital:	4.96

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	0
% of issued share capital:	0	0
No. of shares held after change:	0	19,544,000
% of issued share capital:	0	4.96
Total shares:	0	19,544,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 25/04/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Substantial increase in price and trading volume on the Exchange and Bloomberg reports

This announcement is made in response to the two enquiry letters from the Singapore Exchange Securities Trading Limited ("Singapore Exchange") both dated 24 April 2002 regarding (i) the substantial increase in price and trading volume of the shares in Roly International Holdings Ltd. ("Company") on the Singapore Exchange; and (ii) Bloomberg reports dated 24 April 2002.

Substantial increase in price and trading volume on the Singapore Exchange

Save as disclosed previously, the Company and its directors are not aware of any material information and circumstances which could have contributed to the increase in price and trading volume of the Company's shares today.

Bloomberg reports dated 24 April 2002 ("Reports")

The directors of the Company wish to confirm whether the following statements made in the Reports are accurate and factual as follows:

Statement (a) "Linmark has signed new contracts to supply Calvin Klein, Speedo and Chaps brands"

The "new contracts" in Statement (a) are referring to a buying agency agreement and related agreements entered into between Linmark Group Limited (acting through its subsidiaries) ("Linmark Group") and Warnaco Inc. ("Warnaco") pursuant to which Linmark Group is appointed buying agent to source goods for certain brands including "Calvin Klein® Jeans", "Calvin Klein® Kids", "Chaps by Ralph Lauren®" and "Speedo®". Details of the above buying agency arrangement with Warnaco have been disclosed in the announcements dated 9 January 2002 and 4 February 2002.

Statement (b) "Shipments of goods sourced by Linmark rose at least 30% this year"

Statement (b) is not accurate. The directors expect that the above buying agency arrangement with Warnaco will have no material impact on the total shipment value of goods sourced by Linmark for this financial year ending 30 April 2002.

Statement (c) "Shipments surged on Calvin Klein only... This allows Linmark to report a higher profit margin."

The first part of Statement (c) "Shipments surged on Calvin Klein only" is not accurate. Please refer to explanation to Statement (b) above.

The second part of Statement (c) "This allows Linmark to report a higher profit margin." does not correlate with the first part of Statement (c). It is accurate to say that, in general, Linmark reports a higher profit margin comparing to that of other traditional trading houses. Linmark books buying commissions as sales, not the total value of goods sourced. As a result, the profit as a percentage of sales (profit margin) is higher than the profit as a percentage of goods sourced as booked by most traditional trading houses.

The directors confirm that the Company has complied with the requirements of Clauses 1205(2) and 1205(3) of the Listing Manual.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 24/04/2002 to the SGX